

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 1, 2010

VIA US MAIL AND FAX (866) 534-2847
Mr. Eddie Vakser
Chief Executive Officer and Chief Financial Officer
Artfest International Inc.
13342 Midway Road, Suite 250
Dallas, TX 75244

       Re: Artfest International Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2009
          Filed April 16, 2010
          File No. 0-49676

Dear Mr. Vakser:

       We issued comments to you on the above captioned filing on May 4, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by July 16, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

       If you do not respond to the outstanding comments or contact us by July 16, 2010, we will, consistent with our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Kathryn Jacobson, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director